UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K ☐  Form 20-F ☐   Form 11-K ☒   Form 10-Q ☐   Form 10-D ☐   Form N-SAR ☐  Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:  ________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CPI Aerostructures, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

91 Heartland Blvd

Address of Principal Executive Office (Street and Number)

New York, New York 11717

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

CPI Aerostructures, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2020 (“Form 10-Q”) by the prescribed due date as a result of the pending restatements of the Company’s financial statements for the year ended December 31, 2018, and the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018 March 31, 2019, June 30, 2019, and September 30, 2019 (“Non-Reliance Periods”) and the disruptions in the Company’s routine financial processes caused by the coronavirus pandemic (“COVID-19”) and measures taken by the Company and its outside advisors to limit the spread of COVID-19.

As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on February 14, 2020, the audit committee of the board of directors of the Company determined, based on the recommendation of management and in consultation with CohnReznick LLP (“CohnReznick”), the Company’s independent registered public accounting firm, that the Company’s financial statements for the Non-Reliance Periods should no longer be relied upon due to an error in such financial statements relating to the Company’s recognition of revenue from contracts with customers under ASC Topic 606. As reported, the Company is preparing a restatement of the financial statements and other disclosures made for the Non-Reliance Periods.

Further, on March 11, 2020, the Company filed a Current Report on Form 8-K to avail itself of a 45-day extension to file its Form 10-Q which was provided by the SEC as conditional relief pursuant to the SEC’s Order under Section 36 of the Exchange Act Modifying Exemptions From The Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465) (the “Order”). In reliance on the Order, the Company’s deadline for filing the Form 10-Q was extended to June 25, 2020.

As a result of the ongoing disruptions relating to COVID-19, the pending restatements of the financial statements for the Non-Reliance Periods, and the fact that the financial statements for the three months ended March 31, 2020 cannot be finalized until the restated financial statements for the Non-Reliance Periods are completed, the Company is unable to file its Form 10-Q by the extended due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas Powers (Name)	(516) (Area Code)	586-5200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2019.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until completion of the restatement as described above, the Company will not be in a position to provide a reasonable estimate of its results of operations for any of the affected periods. The Company will provide full financial results and a description of the resulting changes to such financial periods in its restated financials and a comparison to the current period in its Form 10-Q.

Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, the Company’s ability to complete the financial statements required to be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, or the restatement of the Non-Reliance Period financial statements; the timing and results of the Company’s review of the effectiveness of internal control over financial reporting and related disclosure controls and procedures; whether a restatement of financial results will be required for other periods or for other accounting issues; risks relating to the substantial costs and diversion of management’s and other personnel’s attention and resources deployed to address the restatement and internal control matters; the timing of the review by, and the conclusions of, the Company’s independent auditor with respect to the previously issued or prior fiscal years’ financial statements; the risk that the filing of the restatement of the affected financial statements will take longer than anticipated; adverse effects on the Company’s business related to the disclosures made in this Form 12b-25 or the reactions of customers or suppliers; any adverse developments in existing legal proceedings or the initiation of new legal proceedings; and volatility of the Company’s stock price. Additional risks are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. Because the risks, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. The Company has no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

CPI AEROSTRUCTURES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 26, 2020	By:	/s/ Thomas Powers
Thomas Powers, Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).